SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC  20549

                                FORM 8-A

     For Registration of Certain Classes of Securities Pursuant to
     Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                              PENTAIR, INC.
     (Exact Name of Registrant as specified in Its Charter)

            MINNESOTA                                  41-0907434
     (State of Incorporation                        (I.R.S. Employer
         or Organization)                            Identification No.)

     1500 County Road B2 West, St. Paul, Minnesota       55113-3105

     (Address of Principal Executive Offices)             (Zip Code)

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General
     Instruction A(c)(1) please check the following box. [    ]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2)
     please check the following box. [     ]


     Securities to be registered pursuant to Section 12(b) of the
     Act:

     Title of Each Class           Name of Each Exchange on Which
     to be so Registered              Each Class is to be Registered

     Rights                              New York Stock Exchange

     Securities to be registered pursuant to Section 12(g) of the
     Act:

             None

     Item 1.   Description of Securities to be Registered.

     On July 21, 1995, the Board of Directors of Pentair, Inc. (the "Company") declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, par value $.16-2/3 per share (the "Common Shares"), of the Company. The dividend was effective July 31, 1995 for shareholders of record on such date (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one Common Share at a price of $160.00 per Common Share, subject to adjustment (the "Purchase
     Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Norwest Bank Minnesota, National Association, as Rights Agent (the "Rights Agent").

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than the Company, a subsidiary of the Companyor an employee benefit plan of the Company or a subsidiary) (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares
     (the "Shares Acquisition Date") or (ii) 10 business days (or such later date as may be determined by action of the Company's Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (other than the Company, a subsidiary of the Company or an employee benefit plan of the Company or a subsidiary) of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate.

     The Rights Agreement provides that, until the Distribution
     Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on July 31, 2005 (the "Final Expiration
     Date"), unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     The Purchase Price payable, and the number of Common
     Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase
     Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued. In lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

     The Purchase Price is payable by certified check, cashier's check, bank draft or money order or, if so provided by the Company, the Purchase Price following the occurrence of a Flip-In Event (as defined below) and until the first occurrence of a Flip-Over Event (as defined below) may be paid in Common Shares having an equivalent value.

     In the event that any person becomes an Acquiring Person (a "Flip-In Event"), the holders of Rights will thereafter have the right to receive upon exercise that number of Common Shares
     (or, in certain circumstances cash, property or other securities of the Company or a reduction in the Purchase Price) having a market value of two times the then current Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a Flip-In Event all Rights will be null and void to the extent they are, or (under certain circumstances specified in the Rights Agreement) were, or subsequently become beneficially owned by an Acquiring Person, related persons and transferees.

     In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of its consolidated assets or earning power are sold (the events described in clauses (i) and (ii) are herein referred to as "Flip-Over Events"), proper provision will be made so that the holders of Rights will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the then current Purchase Price.

     At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one Common Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges) per Right (subject to adjustment).

     At any time prior to the close of business on the tenth day following the Shares Acquisition Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price").
     The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Other than the Redemption Price, the Purchase Price and the Final Expiration Date, the terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 15% to 10%, with appropriate exceptions for any person then beneficially owning a percentage of the number of Common Shares then outstanding equal to or in excess of the new threshold, except that from and after the Distribution Date no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     Item 2.   Exhibits.

     1. Rights Agreement dated as of July 21, 1995, between Pentair and Norwest Bank Minnesota, National Association (Incorporated by reference to Exhibit 4.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.)

     2. All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.

     SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities
     Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

     PENTAIR, INC.


    By: David D. Harrison
    Executive Vice President, Chief Financial Officer

     Dated: January 29, 1996